

Mail Stop 3030

April 15, 2016

Via E-mail
Mr. Mark J. Gallenberger
Senior Vice President and Chief Financial Officer
Xcerra Corporation
825 University Avenue
Norwood, Massachusetts 02062

> **RE:** **Xcerra Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2015**
> **Filed October 14, 2015**
> **File No. 000-10761**

Dear Mr. Gallenberger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2015

Note 3 – Discontinued Operations, page 60

1.   We note from your disclosures on page 60 that you early adopted the provisions of ASU 2014-08 for the planned disposition of your Interface Board Business. Please revise future filings to provide the disclosures required by ASC 205-20-50-5B(b) and (c) for this disposition or tell us why such disclosure is not required.

Note 10- Segment, Industry and Geographic and Significant Customer Segment Information, page 73

2.   We note your discussion on page 5 of your various product offerings. Please tell us how you considered the disclosures required by ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery